UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10662

XTO Energy Inc.
(Exact name of registrant as specified in its charter)
810 Houston Street Fort Worth, Texas 76102 (817) 870-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
5.00% Senior Notes due 2010
5.90% Senior Notes due 2012
7.50% Senior Notes due 2012
4.625% Senior Notes due 2013
5.75% Senior Notes due 2013
6.25% Senior Notes due 2013
4.90% Senior Notes due 2014
5.00% Senior Notes due 2015
5.30% Senior Notes due 2015
5.65% Senior Notes due 2016
6.25% Senior Notes due 2017
5.50% Senior Notes due 2018
6.50% Senior Notes due 2018
6.10% Senior Notes due 2036
6.75% Senior Notes due 2037
6.375% Senior Notes due 2038

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share — 1 holder
5.00% Senior Notes due 2010 — 50 holders
5.90% Senior Notes due 2012 — 60 holders
7.50% Senior Notes due 2012 — 69 holders
4.625% Senior Notes due 2013 — 57 holders
5.75% Senior Notes due 2013 — 65 holders
6.25% Senior Notes due 2013 — 55 holders
4.90% Senior Notes due 2014 — 59 holders
5.00% Senior Notes due 2015 — 46 holders
5.30% Senior Notes due 2015 — 65 holders
5.65% Senior Notes due 2016 — 55 holders
6.25% Senior Notes due 2017 — 80 holders
5.50% Senior Notes due 2018 — 53 holders
6.50% Senior Notes due 2018 — 63 holders
6.10% Senior Notes due 2036 — 59 holders
6.75% Senior Notes due 2037 — 56 holders
6.375% Senior Notes due 2038 — 44 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, XTO Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

XTO ENERGY INC.

Date:	July 7, 2010	By:	/s/ Bennie G. Kniffen
			Name:	Bennie G. Kniffen
			Title:	Senior Vice President and Controller